investment adviser to Oxford Bridge, LLC. Prior to joining TICC Management, Mr. Monasebian was a director in the Merchant Banking Group at BNP Paribas, and prior to that he was a director at Swiss Bank Corporation and a senior account officer at Citibank. He began his business career at Metropolitan Life Insurance Company as an investment analyst in the Corporate Investments Department. Mr. Monasebian received a B.S. in Management Science/Operations Research from Case Western Reserve University and a Masters of Business Administration from Boston University's Graduate School of Management.

• Debdeep Maji is a Senior Managing Director of TICC Management, and also holds the same position at Oxford Lane Management, the investment adviser to Oxford Lane Capital Corp. and at Oxford Bridge Management, the investment adviser to Oxford Bridge, LLC. Mr. Maji graduated from the Jerome Fisher Program in Management and Technology at the University of Pennsylvania where he received a Bachelor of Science degree in Economics from the Wharton School (and was designated a Joseph Wharton Scholar) and a Bachelor of Applied Science from the School of Engineering.

• Kevin Yonon is a Managing Director of TICC Management, and also holds the same position at Oxford Lane Management, the investment adviser to Oxford Lane Capital Corp. and at Oxford Bridge Management, the investment adviser to Oxford Bridge, LLC. Previously, Mr. Yonon was an Associate at Deutsche Bank Securities and prior to that he was an Analyst at Blackstone Mezzanine Partners. Before joining Blackstone, he worked as an Analyst at Merrill Lynch in the Mergers & Acquisitions group. Mr. Yonon received a B.S. in Economics with concentrations in Finance and Accounting from the Wharton School at the University of Pennsylvania, where he graduated magna cum laude, and an M.B.A. from the Harvard Business School.

Established deal sourcing network

Through the investment professionals of TICC Management, we have extensive contacts and sources from which to generate investment opportunities. These contacts and sources include private equity funds, companies, brokers and bankers. We believe that senior professionals of TICC Management have developed strong relationships within the investment community over their years within the banking, investment management and equity research field.

Recent Developments

On October 26, 2016, the Board of Directors declared a distribution of $0.29 per share for the fourth quarter, payable on December 30, 2016 to shareholders of record as of December 16, 2016.

On October 13, 2016, the Company filed an application for exemptive relief to permit the Company to invest on a concurrent basis with affiliates of its investment adviser.

Pursuant to the terms of the Indenture by and between TICC CLO 2012-1 LLC and The Bank of New York Mellon Trust Company, National Association dated August 23, 2012, the Class A-1 Senior Secured Floating Rate Notes ("Class A-1 Notes") were partially repaid on November 25, 2016. The amount of such repayment of the Class A-1 Notes was approximately $74.7 million.

On December 5, 2016, our Board of Directors appointed Richard W. Neu as a Class I Director, which term expires in 2019, and George Stelljes III as a Class III Director, which term expires in 2018. Additionally, each of Messrs. Neu and Stelljes was appointed to our Audit Committee, Nominating and Corporate Governance Committee, Valuation Committee and Compensation Committee.

Management Fee

We pay TICC Management a fee for its services under the Investment Advisory Agreement consisting of two components — a base management fee (the "Base Fee") and an incentive fee. The cost of both the Base Fee payable to TICC Management and any incentive fees earned by TICC Management are ultimately borne by our common stockholders.

Through March 31, 2016, the Base Fee was calculated at an annual rate of 2.00%. Effective April 1, 2016, the Base Fee is currently calculated at an annual rate of 1.50%. The Base Fee is payable quarterly in

arrears, and is calculated based on the average value of TICC's gross assets at the end of the two most recently completed calendar quarters, and appropriately adjusted for any equity or debt capital raises, repurchases or redemptions during the current calendar quarter (however, no Base Fee will be payable on the cash proceeds received by TICC in connection with any share or debt issuances until such proceeds have been invested in accordance with TICC's investment objectives). Accordingly, the Base Fee will be payable regardless of whether the value of the Company's gross assets have decreased during the quarter. The Base Fee for any partial quarter will be appropriately pro rated.

The incentive fee has two parts: net investment income incentive fee and capital gains incentive fee. The first part is calculated and payable quarterly in arrears based on the amount by which (x) the "Pre-Incentive Fee Net Investment Income" for the immediately preceding calendar quarter exceeds (y) the "Preferred Return Amount" for that calendar quarter. For this purpose, "Pre-Incentive Fee Net Investment Income" means interest income, dividend income and any other income (including any accrued income that TICC has not yet received in cash and any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that TICC receives from portfolio companies) accrued during the calendar quarter, minus TICC's operating expenses accrued during the calendar quarter (including the Base Fee, expenses payable under the Administration Agreement, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). "Pre-Incentive Fee Net Investment Income" includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that the Company has not yet received in cash. Our investment adviser will not be under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never receive as a result of a default by an entity on the obligation that resulted in the accrual of such income. "Pre-Incentive Fee Net Investment Income" does not include any realized gains, realized losses or unrealized appreciation or depreciation. Given that this portion of the incentive fee is payable without regard to any gain, loss or unrealized depreciation that may occur during the quarter, this portion of TICC Management's incentive fee may also be payable notwithstanding a decline in net asset value that quarter.

From January 1, 2005 through March 31, 2016, the "Pre-Incentive Fee Net Investment Income," expressed as a rate of return on the value of the Company's net assets at the end of the immediately preceding calendar quarter, was compared to one-fourth of an annual hurdle rate that was determined as of the immediately preceding December 31st by adding 5.00% to the interest rate then payable on the most recently issued five-year U.S. Treasury Notes, up to a maximum annual hurdle rate of 10.00%.

Effective April 1, 2016, a "Preferred Return Amount" is calculated on a quarterly basis by multiplying 1.75% by the Company's net asset value at the end of the immediately preceding calendar quarter. The net investment income incentive fee is then calculated as follows: (a) no net investment income incentive fee is payable to TICC Management in any calendar quarter in which the "Pre-Incentive Fee Net Investment Income" does not exceed the "Preferred Return Amount"; (b) 100% of the "Pre-Incentive Fee Net Investment Income" for such quarter, if any, that exceeds the "Preferred Return Amount" but is less than or equal to a "Catch-Up Amount" determined on a quarterly basis by multiplying 2.1875% by TICC's net asset value at the end of such calendar quarter; and (c) for any quarter in which the "Pre-Incentive Fee Net Investment Income" exceeds the "Catch-Up Amount," the net investment income incentive fee will be 20% of the amount of the "Pre-Incentive Fee Net Investment Income" for such quarter. There is no accumulation of amounts from quarter to quarter for the "Preferred Return Amount," and accordingly there is no clawback of amounts previously paid to TICC Management if the "Pre-Incentive Fee Net Investment Income" for subsequent quarters is below the quarterly "Preferred Return Amount," and there is no delay of payment of incentive fees to TICC Management if the "Pre-Incentive Fee Net Investment Income" for prior quarters is below the corresponding quarterly "Preferred Return Amount."

In addition, effective April 1, 2016, the calculation of the Company's net investment income incentive fee is subject to a total return requirement, which provides that a net investment income incentive fee will not be payable to TICC Management except to the extent 20% of the "cumulative net increase in net assets resulting from operations" (which is the amount, if positive, of the sum of the "Pre-Incentive Fee Net Investment Income," realized gains and losses and unrealized appreciation and depreciation) during the calendar quarter for which such fees are being calculated and the eleven (11) preceding quarters (or if shorter, the number of

quarters since April 1, 2016) exceeds the cumulative net investment income incentive fees accrued and/or paid for such eleven (11) preceding quarters (or if shorter, the number of quarters since April 1, 2016). Under the revised fee structure, under no circumstances will the aggregate fees earned from April 1, 2016 by TICC Management in any quarterly period be higher than the aggregate fees that would have been earned prior to the adoption of these changes.

The second part of the incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20% of our "Incentive Fee Capital Gains," which consists of our realized capital gains for each calendar year, computed net of all realized capital losses and unrealized capital depreciation for that calendar year. For accounting purposes only, in order to reflect the theoretical capital gains incentive fee that would be payable for a given period as if all unrealized gains were realized, we will accrue a capital gains incentive fee based upon net realized gains and unrealized depreciation for that calendar year (in accordance with the terms of the Investment Advisory Agreement), plus unrealized appreciation on investments held at the end of the period. It should be noted that a fee so calculated and accrued would not necessarily be payable under the Investment Advisory Agreement, and may never be paid based upon the computation of capital gains incentive fees in subsequent periods. Amounts paid under the Investment Advisory Agreement will be consistent with the formula reflected in the Investment Advisory Agreement. See "Investment Advisory Agreement."